SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 14, 2002

JAMES HARDIE INDUSTRIES N.V.

WORLD TRADE CENTER, STRAWINSKYLAAN 1725
1077 JE AMSTERDAM, THE NETHERLANDS

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

The exhibit attached to this Form 6-K contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements, including risks associated with the failure to obtain necessary governmental or regulatory approvals and /or changing conditions in the marketplace. Other factors, which are further discussed in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

Exhibit Index

Exhibit No.	Description
99.1	Letter dated April 26, 2002 titled "Gypsum Sale Closed"

SIGNATURES

Pursuant to the requirements of the Security Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries N.V.

Date: May 14, 2002

Peter Shafron
General Counsel and Secretary

EXHIBIT 99.1

James Hardie

Facsimile

James Hardie Industries NV
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

3rd Floor
22 Pitt Street
Sydney NSW 2000 Australia

Telephone: (02) 8274 5274
Fax: (02) 8274 5217

GPO Box 3935
Sydney NSW 2001 Australia

To: The Manager
Company Announcements Office
Company: Australian Stock Exchange Limited
Fax No: 1300 300 021
From: Alan Kneeshaw
Date: 26 April 2002
No. of Pages: 1 (including this page)

Gypsum sale closed

James Hardie today announced that it had closed on its previously announced agreement to sell James Hardie Gypsum to BPB PLC for US$345M. The transaction cleared the necessary conditions and approvals and was closed at 2 pm Pacific time, 25 April in California.

Yours faithfully

Alan Kneeshaw